EXHIBIT 4.14
June 27, 2006
Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, MN 55344
Attn: Jeffrey C. Mack, Chief Executive Officer
Dear Jeff:
     Reference is made to the Promissory Note of Wireless Ronin Technologies, Inc. (the “Company”) issued to me dated December 27, 2005 in the principal amount of $300,000 (the “Note”). The Note bears interest at the rate of 10% per annum and matures on June 27, 2006.
     You have advised me that the Company requires additional funding for its operations and to meet its obligations, and have requested that I agree to defer payment of my Note and accept, in lieu thereof, the Company’s bridge units (“Units”), each Unit consisting of a 12% convertible promissory note in the original amount of $50,000 each and a five-year warrant to purchase 10,000 shares of the Company’s common stock. You have advised me that the Company completed a $2.775 million bridge unit offering in March 2006 and proposes to issue up to an additional $2.6 million of Units pursuant to the terms of a private placement memorandum (“Memorandum”). A description of the Company and the Units has been set forth in a preliminary private placement Memorandum which I have received and reviewed.
     Based on the above, and in consideration of your payment to me of 34,000 shares of the Company’s common stock, I agree to extend the maturity date of the payment of the Note, including interest thereon which shall continue to accrue at the rate of 10% per annum. Further, there will be no increase in interest on the Note pending the closing on the Units. The provisions for payment of additional shares of stock or warrants for failure to pay off the Note will not be applicable, unless the Company fails to complete a closing on the Units on or before July 31, 2006. When the Company commences its bridge offering as described in the Memorandum, I agree, at the initial closing, to exchange my Note for Units. The amount of the Note shall be equal to the principal amount of the Company’s indebtedness to me, including interest. I will receive a proportionate share of warrants for any partial Unit issued to me.
     My agreement herein shall be subject to the Company having completed an initial closing on its additional bridge note offering on or before July 31, 2006. If such closing does not occur by such date, the Note will revert to its original terms.

Very truly yours,

/s/ Jack Norqual
Jack Norqual